UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Regal Beloit Corporation
(Exact Name of Registrant as Specified in Charter)

Wisconsin	1-7283	39-0875718
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

200 State Street Beloit, WI		53511
(Address of Principal Executive Offices)		(Zip Code)

Mark J. Gliebe		(608) 364-8800
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Regal Beloit Corporation's Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available in the SEC filings section of our website (http://investors.regalbeloit.com/phoenix.zhtml?c=116222&p=irol-sec).

Item 1.02 Exhibit

Section 2 – Exhibits

Item 2.01 Exhibit

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL BELOIT CORPORATION

Date:  May 31, 2016                                                                          By:  /s/ Thomas E. Valentyn
                                                                                                     Thomas E. Valentyn
                                                                                                                                Vice President, General Counsel & Secretary

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